N E W S R E L E A S E

June 8, 2011

NEVSUN ANNOUNCES ADOPTION OF SHAREHOLDER RIGHTS PLAN

Nevsun Resources Ltd. ("Nevsun" or the "Company")(TSX:NSU / NYSE Amex:NSU) today announced that its Board of Directors (the "Board") has adopted a Shareholder Rights Plan (the "Rights Plan"), effective as of 4:00 p.m. (Toronto time) on June 8, 2011.  The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for the common shares of Nevsun.  The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

The rights issued under the Rights Plan will become exercisable if a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the outstanding common shares of the Company (determined in the manner set out in the Rights Plan) without complying with the "Permitted Bid" provisions of the Rights Plan or without approval of the Board.  If the rights become exercisable, they will entitle shareholders, other than the person that has exceeded the 20% ownership limit and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.  The issuance of rights will not affect the manner in which shareholders trade their shares.

Under the Rights Plan, bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids".  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days.

The Rights Plan, which has been accepted for filing by the Toronto Stock Exchange, will terminate if it is not ratified by the Company's shareholders within six months of its adoption.  The Company intends to hold a shareholders' meeting to ratify the Rights Plan within such six month period.  If ratified, the Rights Plan will expire at the end of the third annual meeting of the Company's shareholders after such approval is obtained, unless renewed by the shareholders.

A more detailed summary of the rights plan is set out in Nevsun's Material Change Report and Report of Foreign Issuer on Form 6-K which are being filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission and will be available at http://www.sedar.com and http://www.sec.gov.  A full copy of the Rights Plan will also be available at http://www.sedar.com and http://www.sec.gov in due course.

Forward Looking Statements: The above contains forward-looking statements with respect to the purpose of the adoption of the Rights Plan by the Company and the anticipated ratification of the Rights Plan by the shareholders of the Company.  Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, other than required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com